Filed by EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 0-26035
General Motors Corporation
Commission File No. 1-00143
Date: March 13, 2002

Set forth below is the revised Take Action section of the website www.echostarmerger.com.

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We at EchoStar maintain this website to tell you about the merger. In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www. sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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EchoStar-DIRECTV
Merger Benefits

Take Action!

Take Action! Voice your support for the EchoStar-DIRECTV merger by writing a letter to the FCC and your elected officials. Just click on the link below to show your support.

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EchoStar-DIRECTV
Merger Benefits

Write a letter of support to the FCC and your elected officials

Select a sample letter from below or write your own. Please read it over, make any changes you want, fill in your personal info at the bottom, and click “submit.”

Dear Member of Congress:
Write your own letter here.	Subscriber Letter of Support	Retailer Letter of Support
Write your own letter here.	I am writing to you today as a current satellite TV subscriber who would like to add my voice of support to the pending merger of EchoStar and DIRECTV. The combination of these two satellite providers will provide numerous benefits to consumers like me, including more choices in channels, programming, broadband and new television technologies.

By merging, the combined company will be a much stronger competitor to cable television and can offer more programming choices and, most importantly, all local TV channels in every market in the U.S. By providing local TV channels everywhere, this merger will make satellite television a strong alternative to cable in our community. Throughout the country, people will now be able to turn to satellite TV to access their local news, weather and community information, in addition to a comprehensive package of national video programming. But just as exciting, the merger will bring the availability of affordable high-speed Internet service by satellite to over 40 million Americans who don't have high-speed Internet access. This is a tremendous benefit to consumers that won't happen without the merger. Satellite-delivered Internet service will bring an affordable and competitive alternative to cable modems and DSL to consumers in big cities, small towns and rural areas alike. This will give me a competitive choice for Internet access and will be especially advantageous to rural communities where cable modems and DSL are not likely to be available anytime in the near future.

In the interest of improving our access to competitive television and Internet service, I urge you to lend your support to this merger.

As a small business operator, I urge you to support the pending EchoStar and DirecTV merger. This is an exciting combination because of the clear benefits it will provide for consumers and retail merchants and contractors.

Retail merchants will benefit from EchoStar's upgrade plans because it will simplify their inventory and repair process by standardizing the satellite TV equipment platform. The greatest gains for retail merchants will come from EchoStar's plans to carry local broadcast channels in all 210 US television markets once the merger is completed. This means that satellite TV will be a more effective competitor to cable since consumers will now be able to get their local stations by satellite as they can currently from cable. This will put local retailers selling DBS satellite dishes on a more level playing field as they sell services that directly compete with local cable TV companies. This service improvement will mean more business for retailers and a more competitive video service for consumers from satellite television.

This merger is an economic gain for the small business community and it needs your support.

Sincerely:
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